EXHIBIT 11.1
Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information
Years ended December 31, 2005, 2004 and 2003

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Net income (loss) applicable to common stock	$41,414,000	$12,790,000	$(80,360,000)

Weighted average common shares outstanding	105,605,873	104,041,030	102,686,780
Shares issuable upon exercise of stock options	483,884	530,453	—
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	106,089,757	104,571,483	102,686,780
Net income (loss) per common share basic and diluted	$0.39	$0.12	$(0.78)
The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2005, 2004 and 2003 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Net income (loss) applicable to common stock	$41,414,000	$12,790,000	$(80,360,000)
Income impact of assumed conversions	5,042,031	5,042,031	7,718,327

Income (loss) available to common shareholders plus assumed conversion	$46,456,031	$17,832,031	$(72,641,673)

Weighted average common shares outstanding	105,605,873	104,041,030	102,686,780
Shares issuable upon exercise of stock options	483,884	530,453	360,578
Incremental shares from convertible debt	5,581,755	5,581,755	6,365,931

Weighted average common shares plus dilutive potential common shares	111,671,512	110,153,238	109,413,289

Net income (loss) per common share	$0.42	$0.16	$(0.66)